Exhibit 22

List of Subsidiary Guarantors and Issuers of Guaranteed Debt

As of December 31, 2022, Murphy USA, Inc. ("MUSA") and most of the subsidiaries of Murphy Oil USA, Inc. ("MOUSA") are guarantors of the senior unsecured registered notes listed below issued by MOUSA. MUSA owns, directly or indirectly, 100% of MOUSA and all of its consolidated subsidiaries.

Murphy Oil USA, Inc.
5.625% $300 million Senior Notes due 2027
4.625% $500 million Senior Notes due 2029
3.750% $500 million Senior Notes due 2031

Name of Company	Issuer	Guarantor
Murphy USA, Inc. (Parent)		x
Murphy Oil USA, Inc.	x
864 Holdings, Inc.		x
864 Beverage, Inc.		x
Murphy Oil Trading Company (Eastern)		x
Spur Oil Corporation		x
Superior Crude Trading Company		x
El Dorado Properties, LLC		x
Quick Chek Corporation		x
QuickChek Realty LLC		x
QuickChek Realty Bordentown Urban Renewal LLC		x